October 20, 2005

Re:	Advanced Semiconductor Engineering, Inc.
Form 20-F for the fiscal year ended December 31, 2004
(File No. 1-16125)

Mr. Brian R. Cascio, Accounting Branch Chief
Mr. Martin F. James, Senior Assistant Chief Accountant
Ms. Jeanne Bennett, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
[FILED VIA EDGAR]

Dear Messrs. Cascio and James and Ms. Bennett:

     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 31, 2005 regarding the Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) of Advanced Semiconductor Engineering, Inc. (the “Company”).

     Set forth below are the Company’s responses to the comments raised by the Staff. The comments are repeated below in bold and followed by the Company’s response.

     In connection with responding to the Staff’s comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

  Staff comments or any changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Operating and Financial Review and Prospects, page 47

Results of Operations, page 54

1.	In future filings, please provide more details of the significant increases in revenues each period, including a discussion of each of the factors that contributed to the significant changes.

            The Staff’s comment is noted. In response to the Staff’s comment, in future filings the Company will provide more details of significant changes in its revenues for each period, including disclosure quantifying changes in sales volume and average selling prices of its products to the extent material.

Liquidity, page 64

2.	We note the discussion on page 64 of the failure to comply with certain financial covenants in your loan agreements. Tell us the impact that this noncompliance had on your financial statements and whether you are considered in default of any of these lending arrangements. In addition, tell us the status of obtaining waivers from the relevant lenders.

            The Company respectfully advises the Staff that by July 2005, it had either obtained waivers for, or refinanced on a long-term basis, all of the relevant loans, and as such, is not in default under any of these loan agreements. Based on discussions with its lenders, the Company determined, as of the date the consolidated financial statements were issued, that i) the Company would be successful in obtaining waivers under the loan agreements and ii) in the unlikely event that the Company was not successful in obtaining waivers, it would not be required to repay any of the long-term debt prior to January 2006 because of the time required for the procedural steps generally taken in connection with the acceleration of debt under such loan agreements. In addition, the Company had obtained in December 2004 additional long-term bank facilities that would have permitted it to repay a significant portion of amounts owed under the relevant loan agreements, and the Company firmly believed that it would have been able to obtain facilities for the refinancing of the remainder on a long-term basis, if necessary. On this basis, the Company concluded that it was appropriate to continue to classify the long-term debt under these loan agreements as long-term. Because the Company concluded that the non-compliance, as of the date of the issuance of its consolidated financial statements, did not have an impact on the classification of the debt under these loan agreements, there was no impact on the Company’s consolidated financial statements. With respect to the debt that was refinanced on a long-term basis, the Company supplementally advises the Staff that the decision to refinance was made independent of the non-compliance and was made as part of the Company’s financing plans based solely on management’s assessment of the terms of the new long-term bank facilities in place in December 2004.

Financial Statements

Note 2 Significant Accounting Policies, page F-14

Basis of Consolidation, page F-14

3.	Please tell us, and disclose in future filings, more details of the specific accounting treatment for inter-company accounts described in the second paragraph.

            The Company supplementally advises the Staff that the inter-company accounts and transactions referred to in Footnote 2 on page F-14 represent those that occur in the normal course of business between and among subsidiaries and the Company, including inter-company sales and purchases. As noted in Footnote 2, all significant inter-company transactions and balances have been eliminated and minority shareholders’ interests in the equity and earnings of the subsidiaries are presented separately in the consolidated financial statements.

            In addition, the Company supplementally advises the Staff that “differences in the cost of investments and the proportionate equity in each subsidiary…” as used in the second paragraph under “Basis of Consolidation” on page F-14 refers to goodwill. Goodwill represents the excess of the cost of the acquired subsidiary over the net amounts assigned to the Company’s equity in the assets acquired and liabilities assumed. The Company’s accounting policy as it relates to goodwill is disclosed in Footnote 2 on page F-17, which explains that “Goodwill, as shown in the balance sheet, represents an amount arising from acquisitions or investments in the consolidated subsidiaries and is amortized over 10 years.”. Footnote 10 on page F-26 further elaborates on the accounting treatment of goodwill. In order to avoid confusion, in future filings the Company will remove the discussion of goodwill under “Basis of Consolidation”.

Note 3 Accounting Change, page F-20

4.	Please tell us, and disclose in future filings, more details about the impairment of goodwill and the circumstances that resulted in the impairment. Explain how it was necessary to record the impairment when you adopted ROC Standard 35 and why goodwill was not previously impaired. In addition, tell us details of the goodwill impairment recognized in 2004 for U.S. GAAP purposes in the reconciliation in Note 29.

            The Company respectfully advises the Staff that, as disclosed in the Form 20-F, it adopted ROC Statement of Financial Accounting Standards, or ROC SFAS, No. 35, “Impairment of Assets” in 2004. Under ROC SFAS No. 35, in addition to yearly amortization, goodwill is evaluated at least annually for impairment by comparing the recorded amount of the cash-generating unit to which the goodwill has been allocated (in this case, ISE Labs, Inc. (“ISE Labs”)

and ASE Test Limited (“ASE Test”)) to its recoverable amount. Recoverable amount is defined as the higher of a cash-generating unit’s fair value less costs to sell and its “value in use”, which is defined as the present value of the expected future cash flows generated by the assets. An impairment charge is incurred to the extent the recorded amount exceeds the recoverable amount. Prior to the adoption of ROC SFAS No. 35, the Company was not required under ROC GAAP to evaluate goodwill for impairment or record any impairment, including any impairment determined pursuant to U.S. GAAP, and it did not. As a result of the Company’s first annual impairment review, upon adoption of ROC SFAS No. 35 in 2004, the Company recognized impairment losses of NT$854 million and NT$1,096 million on goodwill that arose from the purchase of its interests in ISE Labs and ASE Test, respectively.

     The Company attributes the impairment of the goodwill associated with the acquisition of ISE Labs primarily to a downward revision in the forecasted revenues of ISE Labs. The reduction in forecasted revenues was made in response to internal company estimates and industry trend data that suggested the outlook for the semiconductor industry, and ISE Labs in particular, was less favorable than in prior years, including the year in which the Company acquired its interest in ISE Labs.

     With respect to the impairment of goodwill associated with the Company’s acquisition in 1998 of additional shares in its subsidiary ASE Test, the Company notes that numerous changes have occurred in both the industry and business since 1998. Specifically, the Company acquired these ASE Test shares at a time of significant growth in the semiconductor industry, including the packaging and testing businesses. Additionally, the late 1990’s was a period in which companies in the technology sector were receiving relatively high valuations, primarily in response to the market’s expectations of future growth in the sector. Following the significant upheaval in the technology sector in 2000, the Company believes that technology companies, such as ASE Test, were receiving lower valuations in 2004 than they did in 1999. Additionally, during the intervening period between 1998 when the Company acquired additional shares in ASE Test and the Company’s assessment of impairment under ROC GAAP in 2004, the semiconductor industry experienced a worldwide downturn, and the packaging and testing businesses became increasingly competitive, exerting significant pressure on ASE Test’s margins. As a result, ASE Test’s gross margins decreased from approximately 36.2% in 1998 to 17.2% in 2004. The Company believes these were the primary factors for the impairment in 2004 of the goodwill attributable to ASE Test.

Regarding the details of the goodwill impairment recognized in 2004 for purposes of the U.S. GAAP reconciliation, as documented in Footnote 29 on page F-55, the Company advises the Staff that it adopted the provisions of U.S. SFAS No. 142 on January 1, 2002 for purposes of preparing the reconciliation. Under U.S. SFAS No. 142, the Company is required to review goodwill for impairment at least annually. Based on such reviews, the Company concluded that the recorded amount of goodwill attributable to ASE Test was fully impaired in 2002 and recorded a charge of NT$2,213 million and that no impairment of the goodwill associated with the acquisition of ISE Labs had occurred until 2004, at which time the Company recorded a charge of NT$1,338 million.

Accordingly, for purposes of the U.S. GAAP reconciliation for the year ended December 31, 2004, the Company has reversed the impairment charge attributable to ASE Test recorded for ROC GAAP purposes totaling NT$1,096, as the related goodwill was fully impaired for U.S. GAAP purposes in 2002. In addition, the Company has recorded NT$484 million of additional impairment under U.S. GAAP for the goodwill associated with ISE Labs over that which was required under ROC GAAP. The higher impairment charge under U.S. GAAP is primarily a result of the fact that goodwill continues to be amortized under ROC GAAP, while goodwill is no longer amortized for U.S. GAAP purposes. In summary, the total impairment charge for goodwill under ROC GAAP in 2004 was NT$1,950 million compared with an impairment charge of NT$1,338 million under U.S. GAAP. Therefore, in order to reconcile the net income determined under ROC GAAP to U.S. GAAP a net reconciling amount of NT$612 million attributable to the differences in impairment charges was added back to ROC GAAP net income in arriving at net income calculated in accordance with U.S. GAAP.

In response to the Staff’s comment, in future filings the Company will include more detailed disclosure about the impairment of goodwill and the circumstances that resulted in the impairment.

Note 28 Segment and Geographic Information, page F-50

5.	We see you have grouped “Asia and Other” together for revenue information. However you present Asia as a material geographic segment for long-lived assets disclosures. Please tell us what consideration you gave to presenting revenues from Asia separately and, if material, disclose separately in future filings.

            The Company respectfully advises the Staff that, as disclosed in the Form 20-F, it adopted ROC SFAS No. 20, “Disclosure of Segment Financial Information”. Under ROC SFAS No. 20, if export sales revenue of a domestic enterprise from unaffiliated customers accounts for 10% or more of the total revenue as reported in the enterprise’s income statement, the aggregate export sales and export sales by geographic areas or by countries should be disclosed. The Company further advises the Staff that the disclosure in Footnote 28 on pages F-50 and F-51 relating to revenues under the caption “Asia and Other” includes

Asian countries, other than Taiwan, and Australia. However, as none of the Company’s fixed assets was located in Australia, the fixed asset disclosure simply referred to Asia. In future filings, the Company will present Asia sales separately, if material, and not in combination with sales from other geographic areas, as follows:

Net revenue from geographic areas:

	Year Ended December 31

	2002		2003			2004

	NT$	% of Total Revenues	NT$	% of Total Revenues	NT$	US$	% of Total Revenues

America	26,922,752	59	34,480,470	60	47,569,012	1,498,709	58
Taiwan Domestic	11,342,210	25	15,498,114	27	17,656,632	556,289	22
Asia	4,554,347	10	2,590,605	5	9,821,216	309,427	12
Europe	2,766,981	6	4,741,725	8	6,664,946	209,986	8
Other	548	-	856	-	838	26	-

	45,586,838	100	57,311,770	100	81,712,644	2,574,437	100

     If you have any questions about this response letter or the Form 20-F, please do not hesitate to contact the undersigned in Taiwan (Tel: 886-2-8780-5489; Fax: 886-2-2757-6121); Sheena Chiang of Deloitte Touche Tohmatsu in Taiwan (Tel: 886-7-251-4311; Fax: 886-7-241-2577); or Show-Mao Chen of Davis Polk & Wardwell in Hong Kong (Tel: 852-2533-3328; Fax: 852-2533-3388).

Sincerely yours,

Advanced Semiconductor Engineering, Inc.

By:	/s/ Joseph Tung

	Name:	Joseph Tung
	Title:	Chief Financial Officer
cc:	Sheena Chiang
Deloitte Touche Tohmatsu
Show-Mao Chen, Esq.
Davis Polk & Wardwell